INVEST IN VIKKTORIA

The Legal Marketplace Empowering Universal Access to Justice


Vikktoria
THE LEGAL MARKETPLACE

vikktoria.com Long Beach CA

LEAD INVESTOR



Kevin Tamm Senior Counsel - Intellectual Property

Vikktoria will bring the process of accessing legal professionals into the modern era by providing timely and accurate information to both potential clients and attorneys. With live, secure communication features, internet searching through patchworks of largely outdated information by clients can be avoided, and attorneys can quickly and securely gather case information. For clients, access to justice will be expanded, and for attorneys a new centralized marketplace will exist for client intake and communication.

Invested $5,000 this round & $50,000 previously

Highlights

1. First mobile on-demand legal marketplace – timely post-pandemic entrance!
2. A gateway for solving the massive Access to Justice problem
3. Co-founded by lawyers who previously founded a successful app using the same search engine tech
4. TAM of 1.3M lawyers and $438B legal services market
5. SaaS revenue model, like "Upwork" for lawyers
6. Broad consumer demographic; mobile + multi-generational (Millennial ➡ Gen X ➡ Gen Z ➡ Boomers)

Our Team



Walid Romaya CEO + Co-Founder

Serial Tech Entrepreneur, Real Estate and Law, mobile and UI/UX strategist, product specialist and branding designer.

I wanted find an attorney for my father's trust and the experience was to be polite horrifying. I did endless google searches and went on a wild goosechase back and forth with many assistants and attorneys before finding someone. It took weeks ! I see why so many people give up on finding an attorney when they need one.



Tabrez Ebrahim Chief Legal Officer + Co-Founder

Patent lawyer, law professor, Texas Bar and Patent Bar, Venture Investor.



Haytham Allos Chief Technical Officer

Enterprise systems architect, programmer, creative solutions in software system methodology.



David Pepper Chief Financial Officer

Banking and financial executive with expertise in corporate finance and real estate.



Eugene Oktyabrskiy Head of Growth

An IT, business development executive with background in tech, heath and finance.



Walid Romaya

Making legal search simple and effortless!

Vikktoria solves the first mile problem of connecting with consumers with relevant legal help – with minimal effort on both sides of the marketplace. This is a rare, timely, and massive growth opportunity for the digital laggard legal industry positioned for change.

The Legal Marketplace Doesn't Work

Every year, millions of Americans encounter life challenges that require legal services. From simple things like traffic tickets, writing a will, or drafting contracts to more complex situations like divorce, domestic violence, or evictions.

But what happens when these ordinary people seek out legal help? They turn to Google, legal directories, and subpar DIY services. Lawyers are inundated with inquiries that don't fit their expertise. The result is legal needs are unmet or mismatched every day.

The current legal search process is outdated, complicated, and time consuming for consumers *and* lawyers.

Consumer Problem:

- Days to weeks before finding and hiring a lawyer.
- Lawyer response outdated (voicemail, phone tag, email).
- Irrelevant results from Google and legal directories.
- DIY options are expensive and poor quality.

Lawyer Problem:

- Digital laggard legal industry.
- Inefficient, outdated, and expensive consumer facing marketing.
- Time constraints qualifying real client prospects.
- Intake process outdated using emails, voicemail, lead forms.

The legal market is in desperate need of a modern solution. It's time!

Access to justice means that when people encounter life challenges they are able to understand their rights, protect those rights, and get a fair outcome. This includes not just finding the right legal representation, but also affording that legal representation. The current barriers to finding that match make justice too far out of reach for many people.

To read more about the massive access to justice problem, here's a summary: **The Justice Gap**

While searching for legal help, families are in crisis from the very real consequences of these life challenges. Having adequate access to justice determines whether basic human needs like food, clothing, shelter, and safety are met. And right now, justice is *not* universal.

We must do better.

With fast, mobile, virtual, and On-Demand trends sweeping other industries – particularly during the pandemic – the legal space is one of the last traditional service industries to deliver the real-time expectations of modern consumers. However, the pandemic brought a mass adoption of virtual and cloud legal technologies, paving the way for the next generation legal industry.

The time is now.

Vikktoria is here to accelerate that change and usher in a modern legal era by empowering universal access to justice right from our phones.

Introducing Vikktoria

With our On-Demand legal marketplace app, Vikktoria is – *for the first time* – bringing relevant, real-time search and connectivity with 1.3M lawyers. The open, non-advertising, B2C marketplace is powered by a patent-pending search engine with an AI enabled algorithm.

- **Vikktoria solves the consumer problem** since consumers can search for exactly what they want, where they want, and when they want.
- **Vikktoria solves the lawyer problem** since it pairs lawyers with the right clients quickly, easily, and without multi-million-dollar marketing budgets.
- **Vikktoria tackles the access to justice problem** since everyone can easily find fair legal representation, including pro-bono work which has a massive impact on universal access to justice.

Our app is a win on all sides of this marketplace.



Customer Feedback
HERE ARE SOME CUSTOMER / LAWYER OPINIONS
Jim Ramsey
Vikktoria's quick search gave me a great selection and within 24 hours I had found the right lawyer to represent me in my landlord matter..
Susan Maes
I have wasted so much time searching online taking days and weeks before connecting with a lawyer. Vikktoria is effortless as I search, book and be done..
Levi Henderson
I got into an accident at a restaurant and I needed a lawyer fast. I see so many billboards on the freeway for injury lawyers but you never know who will truly represent you. Vikktoria solved my problem right away, I booked a consultation within minutes..
Kelly Martinez
Vikktoria reached out to me to test the app for launch and I found it very effective with a simple to understand User interface. The app is much needed in a legal industry that is playing catchup with the digital economy..
Olivia Simons
I have a small barber shop and as a small business I need legal help for all kinds of matters. Vikktoria is my go to app for finding and booking a lawyer..
Max Malin
Vikktoria is rapidly becoming one of my favorite apps. Sometimes life throw you a curve ball and you need a lawyer fast..

Vikktoria is democratizing legal services. We provide the bridge between those who need help and those who can help. We are the first platform to empower access to justice and we will fundamentally change the way law is done.

Path to Market

- Raised $175k in pre-seed to build, test, and refine the app.
- Ready to launch in a geographic roll out in major metropolitan areas.
- Engaged external marketing firms to deploy a 2-sided campaign targeting first lawyers, then users.

- Developing phase 2 of the app to widen the filters and search parameters for lawyers

Launch Timeline (forward-looking projections can't be guaranteed)

- May 2022 Mobile MVP Live iOS / Android
- Summer / Fall 2022 beta testing

Using our external marketing partners, in 2023 we will launch 2-sided marketing campaigns targeting first lawyers and then consumers with these methods:

- App Store Marketing
- Targeted Social Media
- Email Campaigns
- Call to Action
- PR Campaign
- LinkedIn and Bar Association Campaigns
- Consumer and Trade campaigns
- Industry publications

The Numbers

The legal industry in the U.S. is a powerhouse with $438B in annual billed services and $14B in marketing spending. Law firms are catching up on operations but have lagged with consumer trends. This creates a major opportunity for Vikktoria in the highly fragmented, untapped legal space.



Pricing
APP COSTING FOR CUSTOMERS AND LAWYERS
FOR CONSUMERS:
FREE USAGE
Free App Usage
For Legal Fees you pay as agreed with the lawyer
FOR LAWYERS:
BASIC: FREE
Free Limited Profile
One Zip Code
Up to 5 Initial Chats
Up to 5 Posts
Key Features:
Visible Profile on Map
Syndicate to Social Media
Manage Free Consultations
Establish a Customer Pipeline
FOR LAWYERS:
PRO: $49.95
Expanded Profile
Two Zip Codes
Enhanced Search
Unlimited Chats
Up to 30 Posts/ Month
Everything in Starter, plus:
Expanded Customer Pipeline
Video/ Audio Chats
Document Exchange
Calendar Integration

Our business model is a recurring subscription based SaaS revenue from a pool of 1.3M U.S. lawyers.

Financial projections*:

Our goal is to obtain 10,000 lawyer profiles in year 1, which would result in $6M revenue.

10,000 paying lawyers x $50/month = $6M

100,000 paying lawyers x $50/month = $60M

Consumers:

Goal: 200,000/Mo. unique traffic year 1.

Goal 500,000 App installs year 1.

Lawyers:

Goal: 10,000 profiles year 1.

100,000 paying lawyers at $50/month = $60M

And that's just the beginning, as we launch additional revenue streams including a monetized newsfeed and sponsored ads.

*All projections and estimates above can't be guaranteed.

Pipeline

Following the initial launch of Vikktoria, we will pursue additional revenue paths from new products aimed at lawyers and consumers, including:

- Law Request
- Newsfeed: a monetized space similar to a legal Twitter where lawyers post news and information based on customizable filter specifications.
- Sponsored ads

Why We're Different

While there are legal directories (Avvo, Lawyers.com), Google search, and DIY platforms (Legal Zoom), we are the only one connecting and benefitting all the dots. Their advertising and consumer paying model limit their client size to advertisers in contrast to our open marketplace model allowing all legal pros.

The time for Vikktoria is *now*. Our major advantage is we are first to market and positioned to launch. We have the team to take it to the finish line and are poised to pave the way for the next generation legal marketplace.

Team

Our team is made up of highly experienced tech and legal professionals, backed by diverse advisors with experience in Small to Big Law.

As lawyers, the co-founders saw first-hand the drastic limitations of the current system. As the founder of previous software tech companies for demand marketplaces, Walid Romaya knew he could do something about it.

Walid Romaya, CEO Serial Tech Entrepreneur, Real Estate and Law, mobile and UI/UX strategist, product specialist and branding designer.

Haytham Allos, CTO Enterprise systems architect, programmer, creative solutions in software system methodology.

Tabrez Ebrahim, Chief Legal Officer Patent lawyer, law professor, Texas Bar and Patent Bar, Venture investor.

David Pepper, CFO Banking and financial executive with expertise in corporate finance and real estate.

Eugene Oktyabrskiy, Head of GrowthAn IT, business development executive with background in tech, health and finance.

The Ask

We are seeking to raise up to $1,235,000 through Wefunder. We are using Wefunder since the entire premise of our work is to bring the future of the legal marketplace to the people. So, we are bringing our future to you. Help us get there!

We are bringing Vikktoria to market because we believe passionately that everyone has the right to universal access to legal services and justice. And we believe our app will deliver that right. Join us!